Exhibit 1.0

Execution Version

58.COM INC.

AND

OHIO RIVER INVESTMENT LIMITED

________________________________________________________________

BRIDGE LOAN AGREEMENT

________________________________________________________________

Dated July 31, 2015

Table of Contents

Page

SECTION 1 DEFINITIONS		1

SECTION 2 AMOUNT AND TERMS OF THE LOAN		4
2.1	Loan	4
2.2	Authorization	4
2.3	Closing	4
2.4	Use of Proceeds	4
2.5	Ranking	4
2.6	Interest	4
2.7	Maturity	5
2.8	Method of Payment	5
2.9	Prepayment	5
2.1	Conversion by Lender	5

SECTION 3 REPRESENTATIONS AND WARRANTIES OF THE COMPANY		5
3.1	Organization, Good Standing and Qualification	5
3.2	Authorization and Enforceability	6
3.3	No Violation	6
3.4	Solvency	6
3.5	Valid Issuance of Note	6
3.4	Conversion Shares	7
3.5	Investment Company	7
3.6	Offering	7

SECTION 4 REPRESENTATIONS AND WARRANTIES OF THE LENDER		7
4.1	Existence and Power	7
4.2	Authorization and Enforceability	7
4.3	No Violation	7
4.4	Purchase Entirely for Own Account	8
4.5	Private Placement	8

SECTION 5 COVENANTS		8
5.1	Notice	8
5.2	Reserve for Conversion Shares	8
5.3	Fundamental Transactions	8
5.4	Restricted Payments	9

SECTION 6 CONDITIONS PRECEDENT TO LOAN		9
6.1	Corporate Documents	9
6.2	Representations, Warranties, and Covenants	9
6.3	Finance Documents	9
6.4	Concurrent Closings	9
6.5	Material Adverse Effect	9

SECTION 7 EVENTS OF DEFAULT		9
7.1	Payments	10
7.2	Failure to Effect Conversion	10
7.3	Covenants	10

i

7.4	Representations and Warranties	10
7.5	Other Indebtedness	10
7.6	Company's Solvency	10
7.7	Delisting	11

SECTION 8 REMEDIES UPON DEFAULT		11
8.1	Optional Defaults	11
8.2	Automatic Default	11
8.3	Other Remedies	11

SECTION 9 INDEMNITY		11
9.1	Indemnity	11
9.2	Survival	11

SECTION 10 GENERAL PROVISIONS		11
10.1	Governing Law	11
10.2	Dispute Resolution	12
10.3	Confidentiality	12
10.4	Successors and Assigns	12
10.5	Entire Agreement; Amendment and Waiver	12
10.6	Notices, etc	12
10.7	Delay or Omissions	14
10.8	Severability	14
10.9	Expenses	14
10.1	Taxes	14
10.11	Counterparts	15

Exhibit

Exhibit A - Convertible Promissory Note

ii

BRIDGE LOAN AGREEMENT

THIS BRIDGE LOAN AGREEMENT (this “Agreement”) is made as of July 31, 2015, by and between 58.COM INC., a company incorporated under the Laws of the Cayman Islands (the “Company”), and OHIO RIVER INVESTMENT LIMITED, a company organized under the Laws of the British Virgin Islands (the “Lender”).

WITNESSETH:

WHEREAS, the Company has determined that it is advisable for business reasons and in the best interests of the Company and its stockholders to seek certain financing from the Lender on the terms and conditions set forth herein; and

WHEREAS, subject to the terms and conditions set forth below, the Lender desires to lend to the Company and the Company desires to borrow from the Lender a bridge loan in an aggregate principal amount of US$400,000,000 (the “Loan”), which Loan shall be evidenced by and issued pursuant to a convertible promissory note; and

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants herein set forth, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

SECTION 1
DEFINITIONS

For purposes of this Agreement, the terms defined in this SECTION 1 shall have the meanings set forth below:

“ADSs” means the American Depositary Shares of the Company, each representing two (2) Class A Shares.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person; provided that none of the Company, any of its Subsidiaries shall be considered an Affiliate of the Lender. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.

“Agreement” has the meaning set forth in the Preamble.

“Base Rate” means a rate of interest equal to five percent (5%) per annum based on a 365-day year.

“Bulletin 7” means the guidance issued pursuant to the PRC State Administration of Taxation’s Bulletin [2015] No. 7 dated February 6, 2015.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York, Hong Kong or the PRC are authorized or required by applicable Law to close.

“Circular 698” means the Notice on Strengthening the Management of Enterprise Income Tax Collection of Proceeds from Equity Transfers by Non-Resident Enterprises Guoshuihan 2009 No. 698 issued by State of Administration of Taxation of the PRC.

“Class A Shares” means Class A ordinary shares, par value US$0.00001 per share, in the share capital of the Company.

“Closing” has the meaning set forth in Section 2.3.

“Closing Date” has the meaning set forth in Section 2.3.

“Company” has the meaning set forth in the Preamble.

“Conversion” shall mean an offering and sale by the Company of the Conversion Shares made pursuant to a private placement exempt from registration under the Securities Act on the terms set forth in Section 2.10 and the Note.

“Conversion Amount” has the meaning set forth in Section 2.10.

“Conversion Notice” has the meaning set forth in Section 2.10.

“Conversion Shares” has the meaning set forth in Section 2.10.

“Finance Documents” means this Agreement, the Note and any other agreement designated as such by the Lender and the Company.

“FundCo” means a limited partnership fund established under the laws of the Cayman Islands.

“FundCo Documents” means collectively, the limited partnership agreement by and among FundCo, the Company and the other parties named therein, and any other agreement with respect to the establishment or governance of, or subscription for interests in, FundCo, to which the Company is a party.

“HKIAC” has the meaning set forth in Section 10.2.

“Hong Kong” means the Hong Kong Special Administrative Region of the PRC.

“Indebtedness” means any liability or obligation of the Company, whether direct, indirect or contingent: (a) for the payment of borrowed money; (b) that is evidenced by a promissory note, bond, debenture or similar instrument, including obligations incurred in connection with the acquisition of property; (c) with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of Company; (d) issued or assumed as the deferred purchase price of property or services; (e) with respect to capitalized lease obligations; (f) with respect to net obligations arising under interest rate swap agreements or similar agreements or foreign currency hedging agreements; or (g) any guarantee by the Company of the liabilities or obligations of any other Person of any of the types described in the foregoing clauses (a) through (f).

“Indemnified Persons” has the meaning set forth in Section 9.1.

“Law” means any statute, law, ordinance, regulation, rule, code, order, judgment, writ, injunction, decree or requirement of law (including common law) enacted, issued, promulgated, enforced or entered by a Governmental Authority.

“Lender” has the meaning set forth in the Preamble.

“Lien” means, with respect to any property or asset, any mortgage, pledge, claim, security interest, easement, covenant, restriction, reservation, defect in title, encroachment or other encumbrance, lien (choate or inchoate), charge, equity, or other restriction or limitation, whether arising by contract or under Law.

“Loan” has the meaning set forth in the Recitals.

“Material Adverse Effect” means any event, development, change or effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (a) the ability of the Company to comply with the transactions contemplated by the Finance Documents, or (b) the business, financial condition, results of operations, assets or liabilities of the Company and its Subsidiaries, taken as a whole; provided, however, that no changes, events, circumstances or developments attributable to or resulting from any of the following shall be deemed to be, or taken into account in determining whether there has been or would reasonably be expected to be, a Material Adverse Effect in respect of the foregoing subclause (b): (i) changes, events, circumstances or developments in or affecting global economic conditions or the securities, credit or financial markets in general, (ii) changes, events, circumstances or developments generally affecting the industries in which any of the Company and its Subsidiaries operate, (iii) changes or developments in the accounting principles, accounting rules or Law applicable to the Company, or changes or developments in political, regulatory or legislative conditions, (iv) changes, events, circumstances or developments resulting from any weather-related or other force majeure event or natural disaster (including hurricane, tornado, flood, earthquake, tsunami or volcano eruption) or outbreak or escalation of hostilities or acts of war (whether or not declared) or terrorism; provided, however, the foregoing shall not be excluded to the extent the same disproportionately affect (individually or together with other changes, events, circumstances or developments) the Company and its Subsidiaries, taken as a whole, as compared to other similarly situated Persons operating in the same industries in which the Company and its Subsidiaries operate.

“Maturity” has the meaning set forth in Section 2.7;

“Memorandum and Articles” means the Memorandum and Articles of Association of the Company in effect from time to time.

“Note” has the meaning set forth in Section 2.2;

“Person” shall include any individual, corporation, partnership, trust, association, company, joint venture, limited liability company, limited liability partnership or government or any agency or political subdivision thereof.

“Possible Default” means an event, situation or thing that, with the lapse of any applicable grace period or the giving of notice, or both, would constitute an Event of Default.

“PRC” means the People’s Republic of China, but, for the purposes of this Agreement, shall not include Hong Kong, the Macau Special Administrative Region or Taiwan.

“Rules” has the meaning set forth in Section 10.2.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” of any Person means any corporation, partnership, limited liability company, joint stock company, joint venture or other organization or entity, whether incorporated or unincorporated, which is controlled by such Person and, for the avoidance of doubt, the Subsidiaries of any Person shall include any variable interest entity over which such Person or any of its Subsidiaries effects control pursuant to contractual arrangements and which is consolidated with such Person in accordance with generally accepted accounting principles applicable to such Person and any Subsidiaries of such variable interest entity.

“U.S.” or “United States” means the United States of America.

SECTION 2
AMOUNT AND TERMS OF THE LOAN

2.1              Loan. Upon and subject to the terms and conditions set out in this Agreement, the Lender agrees to make available to the Company, and the Company agrees to borrow from the Lender, the Loan.

2.2              Authorization. The Company has authorized the issuance to the Lender of a convertible promissory note substantially in the form of Exhibit A attached hereto, in the principal amount of US$400,000,000 (the “Note”) to evidence the Loan by the Lender to the Company.

2.3              Closing. The closing for the transactions contemplated by this Agreement (the “Closing”) shall occur remotely via the electronic exchange of documents and signatures, at 12:00 p.m., Hong Kong time, on the date hereof, after satisfaction or, to the extent permissible, waiver by the party or parties entitled to the benefit of the conditions set forth in SECTION 6, or at such other time and place upon which the Company and Lender shall agree (the “Closing Date”).

2.4              Use of Proceeds. The Company shall use the proceeds of the Loan to subscribe for and purchase certain interests in FundCo pursuant to the FundCo Documents. The Company shall not use any portion of the proceeds of the Loan for any other purpose including, without limitation to pay any Indebtedness of the Company owing to any Person, without the prior written consent of the Lender.

2.5              Ranking. The Finance Documents constitute direct, unsubordinated, unconditional and senior obligations of the Company and the Company's payment obligations under the Finance Documents shall at times rank (x) at least pari passu and ratably and equally with all other existing and future claims of all its other unsecured and unsubordinated creditors, and (y) senior to all existing and future subordinated obligations.

2.6              Interest. Except as otherwise set forth herein or in the Note, the Loan shall bear interest at the Base Rate. Any interest shall be computed on the basis of a year having

365 days and actual days elapsed. All interest accrued but unpaid on the Loan shall be due in full on the Maturity Date.

2.7              Maturity. The outstanding principal amount of the Loan, together with all interest accrued but unpaid thereon, shall be due in full on December 20, 2015, or such earlier date as of which the maturity of the Loan may have been accelerated pursuant to SECTION 8 hereof (the “Maturity Date”).

2.8              Method of Payment. All amounts payable on or in respect of the Loan shall be paid to the Lender in U.S. dollars, in immediately available funds on the date that any principal or interest payment is due and payable hereunder. The Company shall make such payments of the unpaid principal amount of the Loan, together with accrued and unpaid interest thereon, by wire transfer of immediately available funds for the account of the Lender as the Lender may designate and notify in writing to the Company at least three Business Days prior to the Maturity Date. If the Maturity Date falls on a day that is not a Business Day, the required payment will be made on the next succeeding Business Day and no interest on such payment will accrue in respect of the delay.

2.9              Prepayment. The Company may, by a prior written notice to the Lender, prepay the whole or any part of the Loan at any time after the Closing Date and prior to the Maturity Date, without premium or penalty. Any notice of prepayment given by the Company shall be irrevocable and shall specify the date upon which the relevant prepayment is to be made and the amount of that prepayment. Any prepayment under this Agreement shall be made together with accrued interest on the amount prepaid. The Company shall not re-borrow any part of the Loan which is prepaid.

2.10          Conversion by Lender. If the Company fails to repay the Loan together with all interest accrued but unpaid thereon on the Maturity Date or within seven (7) days after the Maturity Date, at any time and from time to time during a period of thirty (30) days from and after such failure to pay, the Lender shall have the right, but not the obligation, by delivering a duly completed irrevocable written notice (the “Conversion Notice”) and the Note for cancellation to the Company, to convert all or a portion of the amount due and payable but unpaid under the Finance Documents (the “Conversion Amount”) into such number of Class A Shares (the “Conversion Shares”) as set forth in the Note. For the avoidance of doubt, with respect to any Conversion Amount that the Lender shall have elected to convert into Conversion Shares, such portion of the Loan shall not be deemed to have been repaid, and the Company shall not be deemed to have satisfied any obligations with respect to such portion, unless and until such Conversion Shares are validly issued to the Lender in accordance with the terms of the Finance Documents.

SECTION 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to the Lender, on the date hereof and on the Closing Date, as follows:

3.1              Organization, Good Standing and Qualification. The Company is an exempted company, duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. The Company has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure so to qualify or to be in good standing would not, individually or in the aggregate, result in a Material Adverse Effect.

3.2              Authorization and Enforceability. The execution, delivery and performance of each of the Finance Documents by the Company has been duly authorized by all necessary corporate action on the part of the Company. Each of the Finance Documents has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by the Lender, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement may be limited by general principles of equity, whether applied in a court of Law or a court of equity, and by applicable bankruptcy, insolvency and similar Law affecting creditors’ rights and remedies generally. Without limiting the generality of the foregoing, no approval by the shareholders of the Company is or will be required in connection with the Finance Documents, the performance by the Company of its obligations hereunder or thereunder, or the consummation by the Company of the transactions contemplated hereby or thereby (including the issuance of any Conversion Shares).

3.3              No Violation. The execution, delivery and performance by the Company of the Finance Documents, the issue and delivery of the Conversion Shares upon conversion of the Note, the carrying out of the other transactions contemplated by the Finance Documents and the compliance by the Company with the terms and conditions of the Note do not and will not (i) violate, conflict with or result in the breach of any provision of the Memorandum and Articles (or similar organizational documents) of the Company, (ii) subject to the truth and accuracy of the representations and warranties of the Lender, conflict with or violate any Law or Governmental Order applicable to the Company or any of the assets, properties or businesses of the Company, (iii) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which the Company is a party or result in the creation of any Lien upon any of the properties or assets of the Company, or (iv) infringe the rules and regulations of any stock exchange on which the securities of the Company are listed, other than, in the case of clauses (ii) and (iii) above, any such conflict, violation, default, termination, amendment, acceleration, suspension, revocation or cancellation that would not have, individually or in the aggregate, a Material Adverse Effect.

3.4              Solvency. At and immediately after the Closing, the Company (i) will be solvent, (ii) will have adequate capital and liquidity with which to engage in its businesses as currently conducted and (iii) will be able to realize upon its assets and pay its debts as they become absolute and matured. Except as disclosed to the Lender prior to the date hereof, the Company does not have any material amount of existing Indebtedness that would rank pari passu or senior to the Loan at Closing.

3.5              Valid Issuance of Note. The Note has been duly and validly authorized for issuance to the Lender by the Company, free and clear of any Liens, and when issued and delivered by the Company against payment therefor by the Lender in accordance with the terms of this Agreement, the Note will be a legally binding and valid obligation of the Company and enforceable against the Company in accordance with its terms, except as enforcement may be limited by general principles of equity, whether applied in a court of Law or a court of equity, and by applicable bankruptcy, insolvency and similar Law affecting creditors’ rights and remedies generally.

3.4              Conversion Shares. The Conversion Shares issued upon any conversion of the Note, when issued and delivered in the manner contemplated by the Finance Documents: (i) will have been duly authorized and validly issued and shall be fully paid and nonassessable, and shall be free from preemptive rights and free of any Lien or adverse claim; (ii) will rank pari passu and carry the same rights and privileges in all respects as any other Class A Shares issued by the Company and shall be entitled to all dividends and other distributions declared, paid or made thereon; and (iii) will not be subject to calls for further funds.

3.5              Investment Company. The Company is not, and after giving effect to the issuance of the Note and the application of the proceeds therefrom will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

3.6              Offering. Subject to the truth and accuracy of the representations and warranties of the Lender in Sections 4.4 and 4.5, the offer, sale and issuance of the Note and the Conversion Shares are or will be, as the case may be, exempt from the registration requirements of the Securities Act and the Note is not required to be qualified under the Trust Indenture Act of 1939. None of the Company or its Affiliates or any person acting on its or their behalf have engaged in any “directed selling efforts” within the meaning of Rule 903 of Regulation S under the Securities Act or any form of general solicitation or general advertising within the meaning of Rule 502(c) under the Securities Act with respect to the Note or the Conversion Shares.

SECTION 4
REPRESENTATIONS AND WARRANTIES OF THE LENDER

The Lender hereby represents and warrants to the Company, on the date hereof and on the Closing Date, that:

4.1              Existence and Power. The Lender is duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of organization.

4.2              Authorization and Enforceability. The execution, delivery and performance of this Agreement by the Lender have been duly authorized by all necessary corporate action on its part. This Agreement has been duly executed and delivered by the Lender and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of the Lender, enforceable against the Lender in accordance with its terms, except as enforcement may be limited by general principles of equity, whether applied in a court of Law or a court of equity, and by applicable bankruptcy, insolvency and similar Law affecting creditors’ rights and remedies generally.

4.3              No Violation. The execution, delivery and performance by the Lender of this Agreement does not and will not (i) violate, conflict with or result in the breach of any provision of its memorandum and articles of association (or similar organizational documents), (ii) subject to the truth and accuracy of the representations and warranties of the Company in Sections 3.5 and 3.6, conflict with or violate any Law or Governmental Order applicable to it or any of its assets, properties or businesses or (iii) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which it is a party or result in the creation of any Liens upon any of its properties or assets, other than, in the case of clauses (ii) and (iii) above, any such conflict, violation, default, termination, amendment, acceleration, suspension, revocation or cancellation that would not have, individually or in the aggregate, a material adverse effect on the authority or ability of the Lender to perform its obligations under this Agreement.

4.4              Purchase Entirely for Own Account. The Lender is acquiring the Note for investment for its own account and not with a view to the distribution thereof in violation of the Securities Act. The Lender acknowledges that it can bear the economic risk of its investment in the Note, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Note.

4.5              Private Placement. The Lender understands that (i) the Note has not been registered under the Securities Act or any state securities Laws, by reason of its issuance by the Company in a transaction exempt from the registration requirements thereof and (ii) the Note may not be sold unless such disposition is registered under the Securities Act and applicable state securities Laws or is exempt from registration thereunder. The Lender represents that it is not a U.S. person and is located outside of the United States, as such terms are defined in Rule 902 of Regulation S under the Securities Act.

SECTION 5
COVENANTS

5.1              Notice. So long as any amount remains outstanding under the Finance Documents, the Company shall promptly notify the Lender (a) whenever any Event of Default or Possible Default may occur hereunder or any representation or warranty made in this Agreement or in the related Finance Documents may for any reason cease in any material respect to be true and complete and (b) whenever any action, suit or proceeding is commenced by or against the Company which, if successful, may materially and adversely affect the Company or its ability to perform its obligations under the Finance Documents.

5.2              Reserve for Conversion Shares. The Company shall at all times reserve and keep available out of its authorized but unissued Class A Shares, for the purpose of effecting the conversion of the Note and otherwise complying with the terms of this Agreement, such number of its duly authorized Class A Shares as shall be sufficient to effect such conversions or exercise, and to pay such additional consideration or otherwise to comply with the terms of this Agreement. If at any time the number of authorized but unissued Class A Shares shall not be sufficient to effect the conversion of the Note into Class A Shares, the Company will promptly forthwith take such action as may be necessary to increase its authorized but unissued Class A Shares to such number of shares as shall be sufficient for such purposes.

5.3              Fundamental Transactions. So long as any amount remains outstanding under the Finance Documents, the Company shall not enter into or engage in any amalgamation, consolidation, merger, de-merger, change of control, reorganization, recapitalization, reclassification, share exchange, spin-off, sale of all or substantially all assets and properties or other material business combination, involving the Company or its Subsidiaries, with any third party (as applicable), including by way of stock or asset purchase or sale or any other transaction, without the prior written consent of the Lender. Without limiting the foregoing, if the Lender shall validly consent to any of the foregoing, the Company shall not take any of the foregoing actions unless, as applicable, (x) the relevant successor or acquirer shall have expressly assumed all obligations of the Company under the Finance Documents, and/or (y) supplemental or other agreements are entered into providing for the conversion rights of the Lender under the Finance Documents to be amended to provide for substantially equivalent (but in any case no less favorable as to the Lender) conversion rights into such other securities, properties or assets into which the Class A Shares are to be converted pursuant to such action.

5.4              Restricted Payments. So long as any amount remains outstanding under the Finance Documents, the Company shall not declare or pay any dividend or other distribution on any of its shares, or make any redemption, buy-back or other repurchase of its shares, without the prior written consent of the Lender. If prior to full repayment of all amounts outstanding under the Finance Documents, the Company completes any equity or debt financing transaction, subject to the terms and conditions of such financing transactions, it agrees to use the proceeds of such financing to repay in priority any such amounts so outstanding.

SECTION 6
CONDITIONS PRECEDENT TO LOAN

The obligation of the Lender to make the Loan available is subject to the fulfillment, or waiver in writing, of each of the following conditions precedent.

6.1              Corporate Documents. Upon the request of the Lender, the Company shall deliver to the Lender certified copies of (a) the resolutions of the board of directors of the Company evidencing approval of the execution, delivery and performance of the Finance Documents; and (b) the Memorandum and Articles.

6.2              Representations, Warranties, and Covenants. All representations and warranties of the Company set forth in this Agreement shall be true and complete on the date hereof, all covenants shall have been complied with, and no Event of Default shall then exist, and the Company shall have delivered to the Lender a certificate executed by it to such effect.

6.3              Finance Documents. The Company shall have executed and delivered to the Lender each of the Finance Documents.

6.4              Concurrent Closings. The closing of the transactions contemplated the FundCo Documents shall have occurred or shall occur substantially concurrently with the Closing.

6.5              Material Adverse Effect. There shall not have occurred and be continuing any Material Adverse Effect.

SECTION 7
EVENTS OF DEFAULT

Each of the following shall constitute an Event of Default hereunder:

7.1              Payments. If the principal or any interest due under the Note shall not be paid in full when due, unless such failure to pay is caused by administrative or technical error and payment is made within seven (7) days of its due date;

7.2              Failure to Effect Conversion. If, pursuant to a validly delivered Conversion Notice, the Company fails to validly effect the issuance of any Conversion Shares (including failing to validly update the Company’s register of members to be entered with respect thereto) in the time period prescribed and pursuant to the terms set forth in the Finance Documents;

7.3              Covenants. If the Company shall fail or omit to perform, observe or satisfy any agreement, covenant, or other provision (for the avoidance of doubt: other than those relating to the failure of the Company to pay principal or interest due under the Note, which failure shall be governed by Section 7.1, or the failure to issue any Conversion Shares, which failure shall be governed by Section 7.2) contained or referred to in this Agreement or the Finance Documents and such failure shall not have been fully corrected within thirty (30) days after: (a) the giving of written notice thereof to the Company by the Lender that the specified Possible Default is to be remedied; or (b) the Lender is notified of such Possible Default or should have been notified pursuant to Section 5.1 above, whichever is earlier; provided, however, that if any such failure does not admit of correction, then such failure shall be deemed to be an Event of Default as of the date of occurrence of such failure;

7.4              Representations and Warranties. If any representation, warranty or statement made in this Agreement, any Finance Document, any financial statement or any other material information furnished by the Company to the Lender shall have been false or misleading in any material respect at the time it was made;

7.5              Other Indebtedness. If any event or circumstance occurs which results in Indebtedness (other than the Loan) having an aggregate outstanding amount of at least US$50,000,000 or the equivalent in any other currency or currencies of the Company or any Subsidiary being declared to be in default in respect of the terms (howsoever described) or the maturity of which is accelerated, or otherwise entitles the holder(s) of such Indebtedness to declare or accelerate the maturity of such Indebtedness, in each case which shall not have been remedied;

7.6              Company's Solvency. If the Company shall commence, or there shall be commenced or threatened in writing against the Company under any applicable bankruptcy or insolvency Laws as now or hereafter in effect or any successor thereto, or the Company commences any other proceeding under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, winding-up, insolvency or liquidation or similar Law of any jurisdiction whether now or hereafter in effect relating to the Company or there is commenced against the Company any such bankruptcy, insolvency or other proceeding which remains undismissed for a period of 30 days; or the Company is adjudicated insolvent or bankrupt; or any order of relief or other order approving any such case or proceeding is entered; or the Company suffers any appointment of any custodian, private or court appointed receiver or the like for it or any substantial part of its property which continues undischarged or unstayed for a period of 30 days; or the Company makes a general assignment for the benefit of creditors; or the Company shall fail to pay, or shall state that it is unable to pay, or shall be unable to pay, its debts generally as they become due; or the Company shall call a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts; or the Company shall by any act or failure to act expressly indicate its consent to, approval of or acquiescence in any of the foregoing; or any corporate or other action is taken by the Company for the purpose of effecting any of the foregoing; and

7.7              Delisting. If any class of the Company’s shares (including American Depositary Shares representing such shares) shall cease to be listed or admitted to trade on the New York Stock Exchange.

SECTION 8
REMEDIES UPON DEFAULT

8.1              Optional Defaults. If any Event of Default referred to in Sections 7.1 to 7.5 (inclusive) occurs, the Lender, upon written notice to the Company, may declare that all or part of the Loan, together with accrued interest, and all other amounts accrued or outstanding under the Finance Documents be immediately due and payable, whereupon they shall become immediately due and payable.

8.2              Automatic Default. If any Event of Default referred to in Sections 7.6 to 7.7 (inclusive) occurs, the Loan, together with accrued interest, and all other amounts accrued or outstanding under the Finance Documents shall thereupon become immediately due and payable in full, all without any presentment, demand, or notice of any kind, which are hereby waived by the Company.

8.3              Other Remedies. Upon the occurrence of an Event of Default hereunder, and during the continuance thereof, the Lender may exercise any other right, power or remedy as may be provided herein, in the Note or as may be provided at Law or in equity.

SECTION 9
INDEMNITY

9.1              Indemnity. To the extent permitted by Law, the Company hereby indemnifies and holds harmless the Lender and its directors, officers and employees, and Lender's counsel and affiliates (collectively, the “Indemnified Persons”), from and against any and all losses, liabilities, obligations, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever that may be imposed on, incurred by or asserted against any Indemnified Person in any way relating to or arising out of this Agreement, the Finance Documents, or any of them or any of the transactions contemplated hereby or thereby; provided, however, that the Company shall not be liable to any Indemnified Person if there is a judicial determination that such losses, liabilities, obligations, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulted solely from the gross negligence or willful misconduct of such Indemnified Person.

9.2              Survival. The representations and warranties made by the parties herein shall for the avoidance of doubt survive the Closing until the Loan, together with all interest accrued thereon has paid in full under the Finance Documents.

SECTION 10
GENERAL PROVISIONS

10.1          Governing Law. This Agreement shall be governed by and construed according to the Laws of the State of New York.

10.2          Dispute Resolution. Any dispute, controversy or claim arising out of or relating to this Agreement, including, but not limited to, any question regarding the breach, termination or invalidity thereof shall be finally resolved by arbitration in Hong Kong in accordance with the administered rules (the “Rules”) of the Hong Kong International Arbitration Centre (the “HKIAC”) in force at the time of commencement of the arbitration, which Rules are deemed to be incorporated by reference into this Section 10.2. The number of arbitrators shall be three and shall be selected in accordance with the Rules. All selections shall be made within thirty (30) days after the selecting party gives or receives, as the case may be, the demand for arbitration. The seat of the arbitration shall be in Hong Kong and the language to be used shall be English. Any arbitration award shall be (i) in writing and shall contain the reasons for the decision, (ii) final and binding on the parties and (iii) enforceable in any court of competent jurisdiction, and the parties agree to be bound thereby and to act accordingly.

10.3          Confidentiality. Each party to this Agreement will hold, and will cause its respective Affiliates and their directors, officers, employees, agents, consultants and advisors to hold, in strict confidence, unless disclosure to a regulatory authority is necessary or appropriate in connection with any necessary regulatory approval or unless disclosure is required by judicial or administrative process or by other requirement of Law or the applicable requirements of any regulatory agency or relevant stock exchange, all non-public records, books, contracts, instruments, computer data and other data and information (collectively, “Information”) concerning the other parties furnished to it by such other parties or their representatives pursuant to this Agreement (except to the extent that such information can be shown to have been (a) previously known by such party on a non-confidential basis, (b) in the public domain through no fault of such party or (c) later lawfully acquired from other sources on a non-confidential basis by the party to which it was furnished), and no party shall release or disclose such Information to any other person, except its Affiliates, officers, directors, employees, partners, members, auditors, attorneys, financial advisors, other consultants and advisors.

10.4          Successors and Assigns. The provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties hereto, provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other party; except that the Lender may assign any rights or obligations hereunder to any of its Affiliates without obtaining the prior written consent of the Company.

10.5          Entire Agreement; Amendment and Waiver. This Agreement and the other Finance Documents constitute the full and entire understanding and agreement between the parties with regard to the subject matters hereof and thereof. Any term of this Agreement may be amended and the observance of any term hereof may be waived (either prospectively or retroactively and either generally or in a particular instance) only with the consent of both the Lender and the Company. Any amendment or waiver effected in accordance with this Section 10.5 shall be binding upon the Lender and the Company.

10.6          Notices, etcSection 1.01. All notices, requests and other communications to either party hereunder shall be in writing (including facsimile transmission and electronic mail (“e-mail”) transmission, so long as a receipt of such e-mail is requested and received) and shall be given, if to the Company, to:

58.com Inc.
Block E, The North American International Business Center
Yi 108 Beiyuan Road, Chaoyang District,
Beijing 100101 People’s Republic of China
Attention: Mr. Hao Zhou, Chief Financial Officer
Facsimile: +86 10 6445 9926
Email: zhouhao@58.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
42/F, Edinburgh Tower, The Landmark

15 Queen's Road Central

Hong Kong

Attention: Z. Julie Gao, Esq.

Facsimile: +852.3910.4863

Email: julie.gao@skadden.com

if to the Lender, to:

Ohio River Investment Limited
c/o Tencent Holdings Limited
Level 29, Three Pacific Place
1 Queen's Road East
Wanchai, Hong Kong
Attention: Compliance and Transactions Department
Email: legalnotice@tencent.com

with a copy (which shall not constitute notice) to:

Tencent Building, Keji Zhongyi Avenue
Hi-tech Park, Nanshan District
Shenzhen 518057, PRC
Attention: Mergers and Acquisitions Department
Email: PD_Support@tencent.com

and

Davis Polk & Wardwell
Hong Kong Club Building
3A Chater Road
Central
Hong Kong
Attention: Miranda So
Facsimile: +852 2533 1773
Email: miranda.so@davispolk.com

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other party. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

10.7          Delay or Omissions. No delay or omission to exercise any right, power or remedy accruing to either party upon any breach or default under this Agreement shall be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of either party of any breach or default under this Agreement, or any waiver on the part of either party of any provision or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by Law or otherwise afforded to either of the parties, shall be cumulative and not alternative.

10.8          Severability. If any provision of this Agreement is held to be unenforceable under applicable Law, then such provision shall be excluded from this Agreement and the balance of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided that no such severability shall be effective if it materially changes the economic benefit of this Agreement to the Lender or the Company. The court in its discretion may substitute for the excluded provision an enforceable provision which in economic substance reasonably approximates the excluded provision.

10.9          Expenses. The Company and the Lender shall each bear expenses and legal fees incurred on its behalf with respect to the negotiation of this Agreement; provided, however, that the Company shall bear and be responsible for all reasonable expenses, fees and costs, including legal fees and expenses, (a) incurred by the Lender in connection with the enforcement of its rights and remedies hereunder or under any of the Finance Documents, (b) in connection with or related to the issuance of any Conversion Shares (other than any expenses, fees and costs incurred in connection with the issuance of ADSs representing any Conversion Shares).

10.10      Taxes.

(a) All payments made by the Company (or any successor entity) under or in respect of the Finance Documents will be made free from any restriction or condition and be made without deduction or withholding for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of any governmental authority or the jurisdiction through which payments are made or any authority thereof or therein having power to tax (“Taxes”), unless deduction or withholding of such taxes, duties, assessments or governmental charges is compelled by law. In such event, the Company will pay such additional amounts as will result in the receipt by the Lender of the net amounts after such deduction or withholding equal to the amounts which would otherwise have been receivable by them had no such deduction or withholding been required. For the avoidance of doubt, except as specified in (b) below, the Lender shall be solely responsible for any taxes imposed on or measured by the Lender’s overall net income and franchise taxes imposed on the Lender (in lieu of net income taxes), by a jurisdiction (or any political subdivision thereof) as a result of Lender being organized or resident, conducting business (other than a business deemed to arise from Lender having executed, delivered or performed its obligations or received a payment under, or enforced, or otherwise with respect to, this Agreement or any other Finance Document) or having its principal office in such jurisdiction.

(b) The Company hereby indemnifies the Lender against any Taxes that the Lender incurs or is assessed pursuant to, or as a result of, any applicable Laws relating to Taxes in the PRC in connection with Circular 698 or Bulletin 7, whether arising as a result of the Company’s failure to timely make any requisite Tax filings required under the applicable Laws relating to Taxes in the PRC in connection with Circular 698 or Bulletin 7 or otherwise, and including any additional Taxes, penalties or fines arising as a result of any such failure.

10.11      Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered on the date and year first above written.

COMPANY:

58.COM INC.

By:	/s/ Jinbo Yao
	Name:	Jinbo Yao
	Title:	Director

LENDER:

OHIO RIVER INVESTMENT LIMITED

By:	/s/ Lau Chiping Martin
	Name:	Lau Chiping Martin
	Title:	Authorized Signatory

Signature Page to Bridge Loan Agreement

EXHIBIT A

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM.

58.COM INC.

CONVERTIBLE PROMISSORY NOTE

US$400,000,000.00	_____________, 2015

FOR VALUE RECEIVED, 58.COM INC., a company incorporated under the Laws of the Cayman Islands (the “Company”), hereby absolutely and unconditionally promises to pay to OHIO RIVER INVESTMENT LIMITED, a company organized under the Laws of the British Virgin Islands (the “Lender”), or to its order, the principal amount of FOUR HUNDRED MILLION UNITED STATES DOLLARS (US$400,000,000.00), together with simple interest on such principal amount at the rate of 5% per annum.

This Convertible Promissory Note (this “Note”) is issued pursuant to a Bridge Loan Agreement of even date herewith (the “Loan Agreement”) by and among the Company and the Lender.

Capitalized terms used herein but not otherwise defined herein shall have the meaning assigned them in the Loan Agreement.

1.	Repayment and Prepayment.

(a)                The outstanding principal amount of this Note, together with all interest accrued but unpaid thereon, shall be due in full on December 20, 2015, or such earlier date as of which the maturity of the Note may have been accelerated pursuant to Section 3 hereof or SECTION 8 of the Loan Agreement (the “Maturity Date”).

(b)               Interest shall be computed on the basis of a year having 365 days and actual days elapsed. All interest accrued but unpaid on this Note shall be due in full on the Maturity Date.

(c)                All amounts payable on or in respect of this Note shall be paid to the Lender in U.S. dollars, in immediately available funds on the date that any principal or interest payment is due and payable hereunder. The Company shall make such payments of the unpaid principal amount of this Note, together with accrued and unpaid interest thereon, by wire transfer of immediately available funds for the account of the Lender as the Lender may designate and notify in writing to the Company at least three Business Days prior to the Maturity Date. If the Maturity Date falls on a day that is not a Business Day, the required payment will be made on the next succeeding Business Day and no interest on such payment will accrue in respect of the delay.

(d)               The Company may, by a prior written notice to the Lender, prepay the whole or any part of the principal amount of this Note and prior to the Maturity Date, without premium or penalty. Any notice of prepayment given by the Company shall be irrevocable and shall specify the date upon which the relevant prepayment is to be made and the amount of that prepayment. Any prepayment under this Agreement shall be made together with accrued interest on the amount prepaid.

(e)                All payments or prepayments received under this Note shall be applied first to accrued interest on the date of payment or prepayment and then to the outstanding principal balance of this Note.

2.	Conversion.

(a)                If the Company fails to repay the principal amount of this Note together with all interest accrued but unpaid thereon on the Maturity Date or within seven (7) days after the Maturity Date, at any time and from time to time during a period of thirty (30) days from and after such failure to pay, the Lender shall have the right, but not the obligation, by delivering a duly completed irrevocable written notice (the “Conversion Notice”) and this Note for cancellation to the Company, to convert all or a portion of the amount due and payable but unpaid under the Note (the “Conversion Amount”) into such number of Class A Shares (the “Conversion Shares”) as may be obtained by dividing (i) the Conversion Amount by (ii) 85% of the Market Price; provided that such quotient shall be rounded down to the nearest whole number, and the Company shall pay to the Lender in cash an amount in United States dollars representing such fractional shares that would have been issuable to the Lender (“Fractional Amount”) but for this proviso. “Market Price” means the arithmetic mean of the VWAPs (adjusted appropriately to determine such value for the Class A Shares) during the five (5) consecutive Trading Days immediately prior to the date of the Conversion Notice. “VWAP” means, as of any date, the per-ADS daily U.S. dollar volume-weighted average price as reported by Bloomberg, LP through its “Historical Price Table Screen (HP)” with “Market: Weighted Ave” function selected or as displayed under the heading “Bloomberg VWAP” on Bloomberg page “JOBS <equity> AQR” (or an equivalent or successor page), or, if no such dollar volume-weighted average price is reported, then the market value of one ADS on such day determined using a volume-weighted average method by a nationally recognized independent investment banking firm. VWAP shall be determined in any event without regard to trading outside regular trading hours. “Trading Day” means any day on which trading of the ADSs generally occur on the New York Stock Exchange, other than any day on which there is a failure by the New York Stock Exchange to open for trading during its regular trading session or an occurrence or existence for more than one half-hour period in the aggregate during regular trading hours of any suspension or limitation imposed on trading in the ADSs or in any options contracts or futures relating to the ADSs.

(b)               Promptly following and in any event within one Business Day of the date of receipt of the Conversion Notice, the Company shall transmit by facsimile or other electronic means a confirmation of receipt of such Conversion Notice to the Lender. Within five (5) Business Days after the date of receipt of the Conversion Notice, the Company shall (i) take all actions and execute all documents necessary to effect the issuance of the Conversion Shares, (ii) cause entries on the Company’s register of members to be entered with respect to the Conversion Shares, (iii) deliver to the Holder by wire transfer to a bank account designated by the Lender to the Company any Fractional Amount in lieu of the issuance of fractional Conversion Shares pursuant to Section 2(a), and (iv) subject to paragraph (d) below, cancel this Note.

(c)                Any Conversion Shares issued pursuant to the foregoing (i) shall be validly issued and shall be fully paid and nonassessable, and shall be free from preemptive rights and free of any Lien or adverse claim; (ii) shall rank pari passu and carry the same rights and privileges in all respects as any other Class A Shares issued by the Company and shall be entitled to all dividends and other distributions declared, paid or made thereon; and (iii) will not be subject to calls for further funds.

(d)               The Company shall pay all issuance, delivery and transfer taxes and other fees and expenses in respect of the issuance or delivery of any Conversion Shares (other than taxes and other fees and expenses in respect of the issuance or delivery of any ADSs representing the Conversion Shares).

(e)                In the event the Lender surrenders this Note pursuant to this Section 2 for partial conversion, the Company shall, in addition to cancelling this Note upon such surrender, execute and deliver to the Lender a new note denominated in U.S. dollars and in an aggregate principal amount equal to the unconverted portion of the Note.

(f)                For the avoidance of doubt, the Lender hereby acknowledges and agrees that it has not been conferred with any of the rights of a shareholder of the Company by virtue of the issuance of the Note to it, including the right to vote as such, by any of the provisions hereof or any right (a) to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, (b) to give or withhold consent to any corporate action (whether upon any recapitalization, issuance of shares, reclassification of shares, change of par value, or change of shares to no par value, consolidation, merger, scheme of arrangement, conveyance, or otherwise), (c) to receive notice of meetings or to receive in-kind dividends or subscription rights or otherwise, and that it shall have no such rights arising under this Note (except to the extent applicable or arising under applicable bankruptcy or similar Law as a creditor of the Company), except to the extent any Conversion Amount shall have been validly converted to, and by virtue of the Lender’s owning, Conversion Shares pursuant hereto.

(g)               The Company’s full and valid settlement of any Conversion Amount pursuant to the Finance Documents shall be deemed to satisfy in full its obligation to pay such Conversion Amount of the Loan. For the avoidance of doubt, with respect to any Conversion Amount that the Lender shall have elected to convert into Conversion Shares, such portion of the Loan shall not be deemed to have been repaid, and the Company shall not be deemed to have satisfied any obligations with respect to such portion, unless and until all such Conversion Shares are validly issued to the Lender in accordance with the terms hereof.

3.	Events of Default; Acceleration.

(a)                The principal amount of this Note and all accrued and unpaid interest thereon is subject to prepayment in whole or in part pursuant to SECTION 8 of the Loan Agreement upon the occurrence and during the continuance of any Event of Default.

(b)               Without prejudice to any other rights of the Lender hereunder or under the Loan Agreement, if any amount (whether principal or interest) under this Note is not paid when due, interest will, for the avoidance of doubt, continue to accrue on such unpaid amount, provided that such interest shall be increased from the Base Rate to the rate of 10% per annum, which interest rate shall be compounded daily until the day on which all sums due hereunder are received by the Lender; provided further that the foregoing increase in interest rate shall not apply (or be deemed to have applied) to any Conversion Amount in respect of which Conversion Shares have been duly and validly issued (including the valid updating of the Company’s register of members with respect thereto) in the time period prescribed by, and pursuant to the terms set forth in, the Finance Documents.

(c)                No remedy herein conferred upon the Lender is intended to be exclusive of any other remedy and each and every remedy shall be cumulative and in addition to every other remedy hereunder, and under the Loan Agreement, now or hereafter existing at Law or in equity or otherwise.

4.            Ranking. This Note constitutes direct, unsubordinated, unconditional and senior obligations of the Company and the Company's payment obligations under the Note shall rank at all times (x) at least pari passu and ratably and equally with all other existing and future claims of all its other unsecured and unsubordinated creditors, and (y) senior to all existing and future subordinated obligations, except for obligations mandatorily preferred by Law applying to companies generally.

5.             Cancellation. After all amounts at any time owing on this Note have been paid in full or upon the conversion of the Note in full pursuant to Section 2, this Note shall be surrendered to the Company for cancellation and shall not be reissued.

6.	Miscellaneous.

(a)                This Note shall for all purposes be governed by, and construed in accordance with the laws of the State of New York.

(b)               Any dispute, controversy or claim arising out of or relating to this Note, including, but not limited to, any question regarding the breach, termination or invalidity thereof shall be finally resolved by arbitration in Hong Kong in accordance with the administered rules (the “Rules”) of the Hong Kong International Arbitration Centre (the “HKIAC”) in force at the time of commencement of the arbitration, which Rules are deemed to be incorporated by reference into this Section 6(b). The number of arbitrators shall be three and shall be selected in accordance with the Rules. All selections shall be made within thirty (30) days after the selecting party gives or receives, as the case may be, the demand for arbitration. The seat of the arbitration shall be in Hong Kong and the language to be used shall be English. Any arbitration award shall be (i) in writing and shall contain the reasons for the decision, (ii) final and binding on the parties and (iii) enforceable in any court of competent jurisdiction, and the parties agree to be bound thereby and to act accordingly.

(c)                The Company shall be responsible for making all calculations called for under this Note. These calculations include, but are not limited to, accrued interest payable on this Note and the number of Conversion Shares. The Company shall make all these calculations in good faith.

(d)               If the Note is mutilated, defaced, destroyed, stolen or lost, upon notice from the Lender, the Company shall at its own cost replace the same upon surrender of the original Note (to the extent available) by the Lender.

(e)                Without prejudice to any other rights of the Lender hereunder, if any action is instituted to collect on this Note as a result of the occurrence of an Event of Default, the

Company shall pay all reasonable costs and expenses, including reasonable attorney’s fees, incurred in connection with such action.

(f)                Any term of this Note may be amended and the observance of any term hereof may be waived (either prospectively or retroactively and either generally or in a particular instance) only with the written consent of both the Lender and the Company. Any amendment or waiver effective in accordance with this Section shall be binding upon the Lender and the Company.

(g)               No failure or delay by the Lender to exercise any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege preclude any other right, power or privilege. The provisions of this Note are severable and if any one provision hereof shall be held invalid or unenforceable in whole or in part in any jurisdiction, such invalidity or unenforceability shall affect only such provision in such jurisdiction.

(h)               This Note shall be binding upon the Company's successors and assigns, and shall inure to the benefit of the Lender's successors and assigns, provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Note without the consent of the other party; except that the Lender may assign any rights or obligations hereunder to any of its Affiliates without obtaining the prior written consent of the Company.

[SIGNATURE PAGE FOLLOWS]

A-5

IN WITNESS WHEREOF, the Company has caused this Note to be executed by its duly authorized officer to take effect as of the date first hereinabove written.

COMPANY:

58.COM INC.

By:
Name:
Title:
Date:

Signature Page to Convertible Promissory Note